Filer: Hostcentric, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                              Subject Company: Hostcentric, Inc.
                                                   Commission File No. 000-17932


                                 INVESTOR NOTICE

Interland, Inc. ("Interland") and Hostcentric ("Hostcentric") will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC. Investors of Interland and Hostcentric are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Interland of charge by requesting them in writing from Fabrice Klein at Interland, Inc., 303 Peachtree Center Ave., Suite 500, Atlanta, GA 30303 or by telephone at 404-260-2537.

Interland and Hostcentric, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Interland and Hostcentric in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of Interland and Hostcentric common stock. Information about the interests of directors and executive officers of Interland and Hostcentric and their ownership of securities of Interland and Hostcentric will be set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

                                 PRESS RELEASE

FOR IMMEDIATE RELEASE

Investor Relations Contact:                      Media Relations Contact:
Fabrice Klein                                    Carey Parker
404-260-2537                                     404-260-2608
fklein@interland.com                             cparker@interland.com
--------------------                             ---------------------



               Interland Launches Industry's First Comprehensive
                  Solution to Help Small and Medium Businesses
                             Achieve Success Online

                            Monday May 5, 10:02 am ET

        New "Business Solutions" Portfolio Provides Complete Toolset for Building, Managing and Promoting a Professional Online Presence


ATLANTA--(BUSINESS WIRE)--May 5, 2003-- Interland (Nasdaq: INLD - News), the leading provider of Web hosting and online services for small and medium businesses (SMBs), today announced the launch of Interland's Business Solutions, the only complete suite of tools and services to help SMBs build, manage and promote a professional online presence.

Interland's Business Solutions, which includes two options, Online Basics(TM) and Online Marketing Suite(TM), provides all the tools a business needs to be successful online including business email, Web site building tools, marketing and promotions services, blueHALO(TM) hosting and unlimited 7x24 phone support. This comprehensive offering enables non-technical small and home-based businesses to break down the two major barriers to online success: complexity and cost.

"Interland is dedicated to small business success, providing the support, advice and services needed to deliver tangible results online," said Joel J. Kocher, chairman and chief executive officer of Interland. "More small and medium-sized businesses run their Web sites on Interland's systems than any other company in the world. With the launch of Business Solutions, our customers gain an additional competitive advantage with the ability to create and market a professional online presence that delivers maximum impact with minimal investment."

Interland recognizes that the 21 million small and home-based business owners are becoming increasingly aware of the benefit of the World Wide Web, though many continue to struggle with developing effective sites, executing proven online marketing programs, promoting their sites in relevant search engines, and creating additional selling opportunities through e-commerce applications.

A recent survey of small businesses conducted by Interland revealed that only one-third of those interviewed have a Web site, reinforcing a major opportunity. "Small businesses are struggling for online visibility," said small business expert Kim T. Gordon, president of National Marketing Federation Inc. "Interland's Business Solutions changes the game. Now small business owners can easily build online identities, promote their sites and interact with their customers, all of which are essential to building a successful online presence."

Interland includes its years of experience as the world's largest SMB Web hosting provider to ensure Business Solutions customers get everything they need to maximize their success online.

"Interland, a company that never lost focus on the SMB market, continues to be a leader in providing tools that help SMBs build, manage and promote an online presence," said Helen Chan, senior analyst of small and medium business strategies at the Yankee Group. "With Interland's Business Solutions, SMBs don't have to deal with the frustration of figuring out how to set up a Web site and how to maximize their Web Site investment on their own."

Interland's Online Basics package provides the necessary tools to create an online presence. Users can easily build and maintain a customized, professional Web site within a few hours. Online Basics also includes a business email address with up to 50 mailboxes, free domain name for one year, 24 x 7 technical assistance, and hosting services all for one affordable price.

Interland's Online Marketing Suite provides every feature found in Online Basics plus additional features and services to help businesses market and sell via the Web. Users have access to proven online marketing tools such as E-mail Manager, which enables users to send and track rich e-mail communications; Search Engine Manager, which lets user easily submit their Web site to more than 100 of the top search engines including Google, Alta Vista and Lycos; and E-Store Builder, a new class of store front creation tool which lets merchants and service-based companies sell products and services online without the need to learn complex applications.

In addition, businesses have access to a unique set of tools and services that further enhance customer interaction and transaction capabilities. These tools and services feature integrated offerings with industry leaders such as Google, PayPal and Amazon to provide customers with additional integrated marketing capabilities and sales functions including Google Adwords, site optimization and submission services, easy to use e-commerce capabilities, a specialized Amazon store connector, business blogging, online business forms and appointment scheduling functions.

More information about Business Solutions packages is available by visiting: www.interland.com/sb/.

About Interland

Interland, Inc. (Nasdaq: INLD - News) is the leading Web hosting and online services company dedicated to helping small and medium businesses achieve success by providing the knowledge, services and tools to build, manage and promote businesses online. Interland offers a wide selection of online services, including standardized Web hosting, e-commerce, application hosting, and Web site development, marketing and optimization tools. For more information about Interland, please visit www.interland.com.



--------------------------------------------------------------------------------
Contact:
     For Interland, Atlanta
     Edelman
     Marisa Puthoff, 404/262-3000 x6346
     marisa.puthoff@edelman.com




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